Exhibit 3(i).1

ARTICLES OF AMENDMENT

OF

PUGET ENERGY, INC.

The following Articles of Amendment are executed by the undersigned, a Washington corporation:

1.           The name of the corporation is Puget Energy, Inc.

2.           Article 7 of the Restated Articles of Incorporation of the corporation is amended in its entirety to read as follows:

ARTICLE 7. DIRECTORS

(a)           The number of Directors of this corporation shall not be less than nine nor more than fifteen, the exact number to be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein. The Directors shall be divided into three classes, each class to be as nearly equal in number as possible. The terms of the Directors in the first class shall expire at the first annual shareholders’ meeting after their election, the terms of the Directors in the second class shall expire at the second annual shareholders’ meeting after their election, and the terms of the Directors in the third class shall expire at the third annual shareholders’ meeting after their election. At each annual shareholders’ meeting held thereafter, the Directors shall be chosen for a term of three years to succeed those whose terms expire. The Directors of this corporation may be removed only for cause in the manner provided by the Bylaws. Notwithstanding the foregoing, in an election to which plurality voting does not apply, the term of a Director who does not receive a majority of the votes cast in accordance with Section (b) of this Article 7 shall continue only until the next annual shareholder’s meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

(b)           A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that if the number of nominees for any election of Directors exceeds the number of Directors to be elected, the Directors shall be elected by a plurality of the votes cast. If Directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee.

3.           The date of the adoption of the amendment by the shareholders of the corporation is May 4, 2007.  The amendment was duly approved by the shareholders of the corporation in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

Dated:  May 4, 2007

PUGET ENERGY, INC.
/s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary and Chief Accounting Officer